Shareholder Rebuttal to the Google Opposition Statement
Regarding Say on Political Contributions Proposal

 240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Google, Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 43 Saint John Street, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholders encourage a “yes” vote for proposal # 6 – Say on Political Contributions

Dear Google Shareholder:

NorthStar Asset Management, Inc. is writing on behalf of the filer of the proposal, the NorthStar Asset Management, Inc. Funded Pension Plan (the “Proponent”).  The Proponent believes that the key issue raised by the proposal is the need for shareholder oversight to address the risks to our company posed by Google’s political contributions to politicians who actively work to enact public policies inconsistent with our Company’s stated values. Contrary to management’s stated position, the Proponent believes that ALL company values must be analyzed before making political contributions reflecting company name.

From the perspective of the Proponent, the core provisions of the proposal are an annual shareholder vote on the company’s political spending and an annual report provided to shareholders that evaluates Management’s intended contributions as compared to the Company’s stated values.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the on the management’s proxy mailing.

Current Company practices involve no shareholder approval.  This lack of oversight increases the risks to shareholder value, because, in the opinion of the Proponent, the Company has a history of making contributions that violate our Company’s stated values. A vote on anticipated political gifts in advance of these contributions will provide shareholders with the opportunity to weigh in on potentially harmful contributions made in company name which impact both company name and shareholder value.

At Google, company employees decide where PAC contributions will be sent.  In the opinion of the Proponent, unfortunately, many of those decisions appear to have reflected the personal values of the decision team, rather than the expressed values of Google.  The Proponent believes that corporate and PAC contributions given by Google must reflect ALL stated company values as defined by the corporation. The Proponent views these values to be illustrated by company documents and websites including the Company’s Code of Conduct, in which we state that “We strictly prohibit unlawful discrimination or harassment of any kind, including discrimination or harassment on the basis of . . .  gender identity or expression . . . sexual orientation,” as well as our “Life at Google” website, which describes that “Our benefits and culture are inclusive. . . We aim to raise the bar for treating employees right, the way they deserve to be treated.”

Additionally, our Google Green website states that “Google is creating a better web that's better for the environment. We’re greening our company by using resources efficiently and supporting renewable power.” That website celebrates that our company has invested over $915 million in renewable energy, reinforcing our company’s commitment to the environment.

In a time of increased scrutiny of corporate political contributions, fiduciaries and direct shareholders have an obligation to review these contributions to determine whether management has accurately interpreted the business interests of Google (broadly defined to include aforementioned expressed corporate values and policies), and whether such contributions will enhance shareholder value.

The proponent believes that shareholders would also benefit from receiving the management’s analysis of whether our company’s political spending, including any contributions to advertising campaigns or so-called SuperPACS, is congruent with our company’s values. The proposal requests such an analysis.

Despite our Company’s publically stated values, NetPAC continues to provide financial support to politicians and committees that work contrary to Google’s nondiscrimination and environmental stewardship goals.  The following is a short list of some of the most egregious NetPAC contributions that the proponent believes are in opposition to Google’s corporate goals:

•
John Boehner (2006-2011 support): $13,500. Mr. Boehner voted against the American Clean Energy and Security Act of 2009, and against tax incentives for renewable energy. Mr. Boehner also voted against the repeal of Don’t Ask/Don’t Tell, against hate crimes legislation; and for amendments to ban same-sex marriage;

•
Eric Cantor (2008-2011 support): $14,000. Mr. Cantor voted against the American Clean Energy and Security Act of 2009, as well as against the repeal of Don’t Ask/Don’t Tell and against hate crimes legislation. He also repeatedly voted against tax incentives for renewable energy, voted to restrict the EPA’s ability to regulate greenhouse gasses, and voted against keeping a moratorium on drilling in offshore refineries. Mr. Cantor voted against prohibiting job discrimination based upon sexual orientation and also co-sponsored the Marriage Protection Amendment (S.J.Res. 43), which would constitutionally discriminate against gay citizens;

•
Bob Goodlatte (2007-2011 support): $11,000. Mr. Goodlatte voted against the American Clean Energy and Security Act of 2009, and was a co-sponsor of H.R.872, an amendment to the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA) and the Federal Water Pollution Control Act (commonly known as the Clean Water Act) which would limit EPA regulation of certain discharges of pesticides to waterways. He also voted against hate crimes legislation and the repeal of Don’t Ask/Don’t Tell;

•
Darrell Issa (2008-2011 support): $10,000. Mr. Issa voted against the American Clean Energy and Security Act of 2009, against enforcing limits on CO2 global warming pollution, for barring the EPA from regulating greenhouse gases, for opening the Outer Continental Shelf to oil drilling, and repeatedly against tax incentives for renewable energy. Further, Mr. Issa voted against the repeal of Don’t Ask/Don’t Tell, against hate crimes legislation, and against prohibiting job discrimination based upon sexual orientation, while he voted for constitutionally banning same-sex marriage.

•
Mitch McConnell (2006-2010 support): $14,000. Mr. McConnell voted against the repeal of Don’t Ask/Don’t Tell, against adding sexual orientation to the definition of hate crimes, and against prohibiting job discrimination based upon sexual orientation, while he voted FOR a constitutional amendment that would ban same-sex marriage and for ending special funding for minority & women-owned business. Additionally, Mr. McConnell voted yes on defunding renewable and solar energy, no on tax incentives for energy production and conservation, and yes on barring the EPA from regulating greenhouse gases;

•
Greg Walden (2006-2011 support): $11,000. Mr. Walden voted in favor of greenhouse gas deregulation, against the American Clean Energy and Security Act of 2009, for opening the Outer Continental Shelf to oil drilling, against enforcing limits on CO2 global warming pollution, and for barring EPA from regulating greenhouse gases. He also voted against the repeal of Don’t Ask/Don’t Tell, voted for the Marriage Protection Amendment, and voted to ban adoption by gay couples in Washington D.C.

The Proponent contends that all electioneering contributions bearing our company’s name that are incongruent with the company’s stated values may negatively impact brand image and shareholder value. As many of the Company’s political contributions appear inconsistent with company’s public policy stances, the Proponent is concerned about the potentially negative ramifications of these contributions.

The Proponent appreciates Management’s statement that “participating in the political process in a transparent manner is an important way to enhance stockholder value and promote good corporate citizenship,” but believes that Google shareholders stand to benefit from political contributions ONLY if the contributions reflect a full incorporation of ALL publically stated Corporate values.

In summary, Google fails to address the very real issues, risks, and concerns that have been raised in this Proposal—specifically, that shareholders have a genuine and legitimate issue with the company and its PAC’s actual political contributions.

We urge you to vote “FOR” proxy item #6. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.

Date: June 5, 2012
	By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the on the management’s proxy mailing.